

FINANCIAL STATEMENT – SELF-CERTIFICATION

I, Noah Davis, certify that:

(1) The financial statements of Upstryve Inc. included in this Form are true and complete in all material respects; and

(2) The tax return information of Upstryve Inc. included in this Form, if any, reflects accurately the information reported on the tax return for Upstryve Inc. filed for the fiscal year ended December 31, 2019.

Noah Davis
_____

Noah Davis
Chief Executive Officer

Upstryve Inc
Balance Sheet
Unaudited
As of November 30, 2020

		Total
ASSETS		
Current Assets		
Bank Accounts		
Main Checking		49,137.21
Total Bank Accounts	$	**49,137.21**
Total Current Assets	$	**49,137.21**
Fixed Assets		
Website & Software		25,000.00
Total Fixed Assets	$	**25,000.00**
TOTAL ASSETS	$	**74,137.21**
LIABILITIES AND EQUITY		
Liabilities		
Company Credit Card		5,500.00
Total Current Liabilities	$	**5,500.00**
Total Long-Term Liabilities	$	**0.00**
Total Liabilities	$	**5,500.00**
Equity		
30001 Opening Balance Equity		2,500.00
Net Income		66,137.21
Total Equity	$	**68,637.21**
TOTAL LIABILITIES AND EQUITY	$	**74,137.21**

Sunday, Dec 06, 2020 05:30:28 AM GMT-8 - Accrual Basis

Upstrve Inc
Profit and Loss
Unaudited
As of November 30, 2020

	Total	
Income		
Tutoring Sales	44,872.40	
Testing Materials & Content	32,188.54	
Content & Publishing Sales	79,682.79	
Total Income	**$ 156,743.73**	
Cost of Sales		
Cost of Goods Sold	12,875.42	
Advertising and Promotion	10,701.27	
Tutoring Pay	13,461.72	
Royalty Payments	16,448.95	
Total Cost of Sales	**$ 53,487.36**	
Gross Profit	**$ 103,256.37**	66%
Expenses		
Dues and Subscriptions	75.00	
Payroll Expenses	10,500.00	
Professional Fees	15,920.00	
Rent Expense	5,000.00	
Computer & Website	3,413.17	
Legal Fees	2,210.99	
Total Expenses	**$ 37,119.16**	
Net Operating Income	**$ 66,137.21**	42%

Friday, Dec 04, 2020 08:58:56 AM GMT-8 - Accrual Basis

Upstryve Inc
Statement of Changes in Equity
As of November 30, 2020

	Total
Revenue	$ 156,743.73
Operating Expenses	
Cost of Sales	
Cost of Goods Sold	12,875.42
Advertising and Promotion	10,701.27
Tutoring Pay	13,461.72
Royalty Payments	16,448.95
Total Cost of Sales	$ 53,487.36
Gross Profit	$ 103,256.37
Expenses	
Dues and Subscriptions	75.00
Payroll Expenses	10,500.00
Professional Fees	15,920.00
Rent Expense	5,000.00
Computer & Website	3,413.17
Legal Fees	2,210.99
Total Operating Expenses	$ 37,119.16
Net Income	$ 66,137.21
Members Contribution	$ 2,500.00
Members Distributions	$ -
Ending Memebers Equity	$ 68,637.21

Upstryve Inc
Statement of Cash Flows
Unaudited
As of November 30, 2020

		Total
OPERATING ACTIVITIES		
Net Income		66,137.21
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Company Credit Card		5,500.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	5,500.00
Net cash provided by operating activities	$	71,637.21
INVESTING ACTIVITIES		
Website & Software		-25,000.00
Net cash provided by investing activities	-$	25,000.00
FINANCING ACTIVITIES		
30001 Opening Balance Equity		2,500.00
Net cash provided by financing activities	$	2,500.00
Net cash increase for period	$	49,137.21
Cash at beginning of period		0.00
Cash at end of period	$	49,137.21

Sunday, Dec 06, 2020 06:13:16 AM GMT-8